FIRST AMENDING AGREEMENT

THIS FIRST AMENDING AGREEMENT is made effective as of December 17, 2010.

AMONG:

HARVEST OPERATIONS CORP.
as Borrower

- and -

CANADIAN IMPERIAL BANK OF COMMERCE,
as Agent

- and -

THOSE FINANCIAL INSTITUTIONS WHICH ARE PARTIES TO THIS AGREEMENT
as Lenders

WHEREAS the Borrower, the Agent and the Lenders are parties to the Credit Agreement;

WHEREAS the parties hereto have agreed to make certain amendments to the Credit Agreement in accordance with this Agreement.

NOW THEREFORE the parties hereto agree as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions

(a) In this Agreement and the recitals hereto, unless something in the subject matter or the context is inconsistent thereto:

(i) **"Agreement"** means this first amending agreement; and

(ii) **"Credit Agreement"** means the amended and restated credit agreement made as of April 30, 2010 among the Borrower, the Lenders and the Agent.

(b) All capitalized terms used but not otherwise defined herein shall have the same meanings given to them in the Credit Agreement.

1.2 Headings

The headings and the Article and Section titles are inserted for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

1.3 References

Except where the context otherwise requires, the words "**hereto**", "**herein**", "**hereunder**", "**herewith**" and similar expressions and the term "**Agreement**" mean and refer to this Agreement.

ARTICLE 2
AMENDMENTS

2.1 Amendments to Definitions

(a) The definition of "**Note Indenture**" in Schedule A is amended by deleting such definition in its entirety and replacing it with the following:

""**Note Indenture**" means each of:

(a) the indenture dated as of October 4, 2010, between the Borrower and U.S. Bank National Association, as amended from time to time as permitted hereby; and

(b) any other indenture for any of the notes described in part (b) of the definition of Notes."

(b) The definition of "**Notes**" in Schedule A is amended by deleting such definition in its entirety and replacing it with the following:

""**Notes**" means:

(a) the U.S.$500,000,000 6.875% unsecured senior notes due 2017 issued by the Borrower pursuant to the Note Indenture described in part (a) of the definition of Note Indenture; and

(b) any other notes or other indebtedness for borrowed money created, incurred, assumed or guaranteed by the Borrower or any Restricted Subsidiary after October 4, 2010; provided that such notes and other indebtedness have characteristics equivalent to those described in parts (a), (b), (c) and (f) of the definition of Subordinated Debt."

(c) The definition of "**Subordinated Debt**" in Schedule A is amended by deleting paragraph (f) thereof in its entirety and replacing it with the following:

"(f) such indebtedness shall not have any covenants, events of default or other terms and conditions (except for higher pricing and/or more onerous optional redemption provisions) which, taken as a whole, are materially more restrictive than those contained in this Agreement,".

2.2 Other Amendments

(a) Section 13.1(r) is deleted in its entirety and replaced with the following:

"(r) **Borrowing Base Covenant.** The Consolidated Senior Debt (including the amount of any requested Drawdown hereunder) is permitted by the borrowing base covenant in section 4.09(b)(i) of the Note Indenture described in part (a) of the definition of Note Indenture (or the equivalent provision in any other Note Indenture)."

ARTICLE 3
CONDITIONS

3.1 Conditions Precedent

This Agreement shall become effective upon the following conditions being met (unless waived in writing by all Lenders):

(a) the receipt by the Agent, for and on behalf of the Lenders, of an executed copy of this Agreement (including the Confirmation of Guarantees attached hereto); and

(b) the representations and warranties in Article 13 of the Credit Agreement and in each other Document shall be true, complete and correct on and with effect from the date of this Agreement.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES

4.1 Representations and Warranties

The Borrower represents and warrants as follows to the Agent and to each of the Lenders and acknowledges and confirms that the Agent and each of the Lenders is relying upon such representations and warranties:

(a) **Status.** The Borrower is a corporation duly amalgamated and validly existing under the laws of the Province of Alberta.

(b) **Authority**. The Borrower has full corporate power and capacity to enter into and perform its obligations under this Agreement.

(c) **Valid Authorization**. The Borrower has taken all necessary corporate action to authorize the creation, execution and delivery of, and performance of its obligations under, this Agreement and this Agreement has been duly executed and delivered in accordance with such corporate action.

(d) **Validity and Enforceability**. This Agreement, and the Credit Agreement as amended by this Agreement, constitute valid and legally binding obligations of the Borrower and are enforceable against it in accordance with their respective terms, subject only to applicable bankruptcy, insolvency and other laws of general application limiting the enforceability of creditors' rights, and to general principles of equity, including the fact that specific performance is an equitable remedy, available only in the discretion of the court.

(e) **No Violation, Breach, Conflict etc**. The execution and delivery of this Agreement, and its terms does not conflict with or contravene or constitute a default or create any encumbrance under:

(i) the constating documents or by-laws of the Borrower or any resolutions passed by the directors of the Borrower; or

(ii) any applicable Laws.

(f) **No Default**. No Default or Event of Default has occurred or is continuing.

The representations and warranties set out in this Agreement shall survive the execution and delivery of this Agreement and the making of each Drawdown, notwithstanding any investigations or examinations which may be made by the Agent, the Lenders or counsel to the Agent and the Lenders. Such representations and warranties shall survive until the Credit Agreement has been terminated.

ARTICLE 5
MISCELLANEOUS

5.1 Ratification

Except as amended pursuant to the terms hereof, the Credit Agreement and all other Documents are hereby ratified and confirmed as being in full force and effect.

5.2 Whole Agreement

The Credit Agreement, as amended by this Agreement, together with the other Documents, constitute the whole and entire agreement between the parties and cancels and supersedes any prior agreements, undertakings, declarations and representations, written or verbal, in respect of the subject matter of the Credit Agreement, as amended by this Agreement, and the other Documents.

5.3 Further Assurances

Each of the Borrower, the Agent and the Lenders shall do all such further acts and things and execute and deliver all such further documents as shall be reasonably required in order to fully perform and carry out the terms of this Agreement.

5.4 Governing Law

The parties agree that this Agreement is conclusively deemed to be made under, and for all purposes to be governed by and construed in accordance with, the laws of the Province of Alberta and of Canada applicable therein.

5.5 Time of the Essence

Time shall be of the essence of this Agreement.

5.6 Counterpart Execution

This Agreement may be executed in any number of counterparts and by different parties in separate counterparts and by facsimile or other electronic means, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same instrument.

[Remainder of page intentionally left blank]

THIS AGREEMENT has been executed effective the date first written.

HARVEST OPERATIONS CORP.,
as Borrower

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

CANADIAN IMPERIAL BANK OF COMMERCE, as Agent, Issuing Lender and Lender

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

THE TORONTO-DOMINION BANK, as Lender

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

THE BANK OF NOVA SCOTIA, as Lender

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

HSBC BANK CANADA, as Lender

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

NATIONAL BANK OF CANADA, as Lender

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

THIS AGREEMENT has been executed effective the date first written.

HARVEST OPERATIONS CORP., as Borrower

Per: ________________________
Name:
Title:

Per: ________________________
Name:
Title:

CANADIAN IMPERIAL BANK OF COMMERCE, as Agent, Issuing Lender and Lender

Per: ________________________
Name: *Scott Fraser*
Title: *Director*

Per: ________________________
Name: *Chris Perks*
Title: *Managing Director*

THE TORONTO-DOMINION BANK, as Lender

Per: ________________________
Name:
Title:

Per: ________________________
Name:
Title:

THE BANK OF NOVA SCOTIA, as Lender

Per: ________________________
Name:
Title:

Per: ________________________
Name:
Title:

HSBC BANK CANADA, as Lender

Per: ________________________
Name:
Title:

Per: ________________________
Name:
Title:

NATIONAL BANK OF CANADA, as Lender

Per: ________________________
Name:
Title:

Per: ________________________
Name:
Title:

THIS AGREEMENT has been executed effective the date first written.

HARVEST OPERATIONS CORP., as Borrower

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

CANADIAN IMPERIAL BANK OF COMMERCE, as Agent, Issuing Lender and Lender

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

THE TORONTO-DOMINION BANK, as Lender

Per: ______________________
Name: Clark Terriff
Title: Managing Director

Per: ______________________
Name: Carmen Angelescu
Title: Vice President & Director

THE BANK OF NOVA SCOTIA, as Lender

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

HSBC BANK CANADA, as Lender

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

NATIONAL BANK OF CANADA, as Lender

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

THIS AGREEMENT has been executed effective the date first written.

HARVEST OPERATIONS CORP., as Borrower

Per: ____________________________
Name:
Title:

Per: ____________________________
Name:
Title:

CANADIAN IMPERIAL BANK OF COMMERCE, as Agent, Issuing Lender and Lender

Per: ____________________________
Name:
Title:

Per: ____________________________
Name:
Title:

THE TORONTO-DOMINION BANK, as Lender

Per: ____________________________
Name:
Title:

Per: ____________________________
Name:
Title:

THE BANK OF NOVA SCOTIA, as Lender

Per: ____________________________
Name: ANDREW KELLOCK
Title: DIRECTOR

Per: ____________________________
Name: Richard D. Lee
Title: Managing Director

HSBC BANK CANADA, as Lender

Per: ____________________________
Name:
Title:

Per: ____________________________
Name:
Title:

NATIONAL BANK OF CANADA, as Lender

Per: ____________________________
Name:
Title:

Per: ____________________________
Name:
Title:

THIS AGREEMENT has been executed effective the date first written.

HARVEST OPERATIONS CORP., as Borrower

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

CANADIAN IMPERIAL BANK OF COMMERCE, as Agent, Issuing Lender and Lender

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

THE TORONTO-DOMINION BANK, as Lender

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

THE BANK OF NOVA SCOTIA, as Lender

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

HSBC BANK CANADA, as Lender

Per: ______________________
Name: Greg Gannett
Title: Director

Per: ______________________
Name: Chi Fang
Title: Analyst

NATIONAL BANK OF CANADA, as Lender

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

THIS AGREEMENT has been executed effective the date first written.

HARVEST OPERATIONS CORP., as Borrower

Per: ______________________________
Name:
Title:

Per: ______________________________
Name:
Title:

CANADIAN IMPERIAL BANK OF COMMERCE, as Agent, Issuing Lender and Lender

Per: ______________________________
Name:
Title:

Per: ______________________________
Name:
Title:

THE TORONTO-DOMINION BANK, as Lender

Per: ______________________________
Name:
Title:

Per: ______________________________
Name:
Title:

THE BANK OF NOVA SCOTIA, as Lender

Per: ______________________________
Name:
Title:

Per: ______________________________
Name:
Title:

HSBC BANK CANADA, as Lender

Per: ______________________________
Name:
Title:

Per: ______________________________
Name:
Title:

NATIONAL BANK OF CANADA, as Lender

Per: ______________________________
Name: Doug Ruzicki
Title: Authorized Signatory

Per: ______________________________
Name: Greg Steidl
Title: Authorized Signatory

UNION BANK, CANADA BRANCH, as Lender

Per: ______________________

Name: Larry Sagriff

Title: Vice President

Per: ______________________

Name:

BANK OF AMERICA, N.A., CANADA BRANCH, as Lender

Per: ______________________

Name:

Title:

Per: ______________________

Name:

Title:

UNION BANK, CANADA BRANCH, as Lender

Per: ____________________________
Name:
Title:

Per: ____________________________
Name:
Title:

BANK OF AMERICA, N.A., CANADA BRANCH, as Lender

Per: ____________________________
Name: James K.G. Campbell
Title: Senior Vice President

Per: ____________________________
Name:
Title:

CONFIRMATION OF GUARANTEES

For good and valuable consideration (the receipt and sufficiency of which are hereby conclusively acknowledged), each of the undersigned hereby (a) consents to the amendments contained in the Agreement and (b) confirms and agrees that the Affiliate Guarantee and Subordination Agreement to which it is a party is and shall remain in full force and effect in all respects notwithstanding the Agreement and the amendments therein contained and shall continue to exist and apply to all of the Obligations of the Borrower, including, without limitation, the Obligations of the Borrower under, pursuant to or relating to the Credit Agreement as amended by the Agreement. This Confirmation is in addition to and shall not limit, derogate from or otherwise affect the provisions of the Affiliate Guarantee and Subordination Agreement including, without limitation, Article 5 thereof.,

Capitalized terms used herein without express definition shall have the same meanings herein as are ascribed thereto in the Credit Agreement as amended by the Agreement.

1496965 ALBERTA LTD.

Per:
Name:
Title:

NORTH ATLANTIC REFINING LIMITED

Per:
Name:
Title:

1496965 ALBERTA LTD., in its capacity as trustee of HARVEST BREEZE TRUST NO. 2, in its capacity as managing partner of BREEZE RESOURCES PARTNERSHIP

Per:
Name:
Title:

1496965 ALBERTA LTD., in its capacity as trustee of HARVEST BREEZE TRUST NO. 2, in its capacity as managing partner of HAY RIVER PARTNERSHIP

Per:
Name:
Title:

1496965 ALBERTA LTD., in its capacity as trustee of HARVEST BREEZE TRUST NO. 1

Per:
Name:
Title:

1496965 ALBERTA LTD., in its capacity as trustee of HARVEST BREEZE TRUST NO. 2

Per:
Name:
Title: